UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-16443
MS Structured Asset Corp. (Exact name of registrant as specified in its charter) _______________________________________________________________________________________________________

1585 Broadway, New York, New York 10036, (212) 761-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_______________________________________________________________________________________________________

SATURNS Sears Roebuck Acceptance Corp. Debenture Backed Series 2003-1 Callable Units
(Title of each class of securities covered by this Form)

_______________________________________________________________________________________________________

SATURNS IBM Corporation Debenture Backed Series 2001-1 7.125% Callable Units

SATURNS Citizens Communications Company Debenture Backed Series 2001-2 8.625% Callable Units

SATURNS BellSouth Debenture Backed Series 2001-3 7.125% Callable Units

SATURNS Cummins Engine Company Debenture Backed Series 2001-4 9.25% Callable Units

SATURNS Bank of America Debenture Backed Series 2001-6 7.25% Callable Units

SATURNS SAFECO Capital Security Backed Series 2001-7 7.25% Callable Units

SATURNS AT&T Corp. Debenture Backed Series 2001-8 7.40% Callable Units

SATURNS Aon Capital Security Backed Series 2002-1 7.50% Class A Callable Units

SATURNS DPL Capital Security Backed Series 2002-3 Class A Callable Units

SATURNS DPL Capital Security Backed Series 2002-4 Class A Callable Units

SATURNS SAFECO Capital Security Backed Series 2002-5 Callable Units

SATURNS JP Morgan Chase Capital Security Backed Series 2002-6 Class A Callable Units

SATURNS DPL Capital Security Backed Series 2002-7 Class A Callable Units

SATURNS AT&T Wireless Debenture Backed Series 2002-8 Callable Units

SATURNS Verizon Global Funding Debenture Backed Series 2002-9 Callable Units

SATURNS CSFB USA Debenture Backed Series 2002-10 Callable Units

SATURNS AIG Capital Security Backed Series 2002-11 Class A Callable Units

SATURNS GE Global Debenture Backed Series 2002-14 Callable Units

SATURNS Goodrich Corp. Debenture Backed Series 2002-15 Callable Units

SATURNS Sprint Capital Debenture Backed Series 2003-2 Callable Units

SATURNS Aon Capital Security Backed Series 2003-3 Class A Callable Units

SATURNS Dow Chemical Company Debenture Backed Series 2003-4 Callable Units

SATURNS Ford Motor Company Debenture Backed Series 2003-5 Callable Units

SATURNS Goldman Sachs Group Debenture Backed Series 2003-6 Callable Units

SATURNS The May Department Stores Company Debenture Backed Series 2003-7 Callable Units

SATURNS The Hertz Corporation Debenture Backed Series 2003-8 Callable Units

SATURNS Altria Group Inc. Debenture Backed Series 2003-9 Callable Units

SATURNS The Hertz Corporation Debenture Backed Series 2003-10 Callable Units

SATURNS Goldman Sachs Group, Inc. Debenture Backed Series 2003-11 Callable Units

SATURNS DaimlerChrysler North America Holding Corp. Debenture Backed Series 2003-12 Callable Units

SATURNS CSFB USA Debenture Backed Series 2003-13 Callable Units

SATURNS AT&T Corp. Debenture Backed Series 2003-14 Adjustable Rate Class A Callable Units

SATURNS AT&T Corp. Debenture Backed Series 2003-14 Adjustable Rate Class B Callable Units

SATURNS The Hertz Corporation Debenture Backed Series 2003-15 Class A Callable Units

SATURNS Altria Group Inc. Debenture Backed Series 2003-16 Class A Callable Units

SATURNS Altria Group Inc. Debenture Backed Series 2003-16 Class B Interest Only Amortizing Callable Units

SATURNS AT&T Corp. Debenture Backed Series 2003-17 Adjustable Rate Class A Callable Units

SATURNS CBT Series 2003-1 Units

SATURNS Verizon Global Funding Corp. Debenture Backed Series 2004-1 Class A Callable Units

SATURNS Verizon Global Funding Corp. Debenture Backed Series 2004-1 Class B Interest Only Amortizing Callable Units

SATURNS Goldman Sachs Group, Inc. Debenture Backed Series 2004-2 Class A Callable Units

SATURNS AT&T Corp. Debenture Backed Series 2004-3 Class A Callable Units

SATURNS Goldman Capital I Capital Security Backed Series 2004-4 Class A Callable Units

SATURNS Bellsouth Corporation Debenture Backed Series 2004-5 Class A Callable Units

SATURNS Goldman Sachs Capital I Capital Security Backed Series 2004-6 Class A Callable Units

SATURNS AT&T Corp. Debenture Backed Series 2004-7 Class A Callable Units

SATURNS Goldman Sachs Capital I Capital Security Backed Series 2005-1 Class A Callable Units

SATURNS Aon Capital Security Backed Series 2005-2 Class A Callable Units

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(1)(i) [X] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ ]
Approximate number of holders of record as of the certification or notice date: 57
Pursuant to the requirements of the Securities Exchange Act of 1934 MS Structured Asset Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: September 9, 2005	By: /s/ Madhu Philips Name: Madhu Philips Title: Vice President

Instruction: This form is required by Rules 12g-4, l2h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069(12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.